                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                          ------------------------
                                SCHEDULE 13E-3

                       RULE 13e-3 TRANSACTION STATEMENT

           (Pursuant to Section 13(e) of the Securities Exchange Act
                             of 1934 and Rule 13e-3
                          ((S) 240.13e-3) THEREUNDER)

                             [Amendment No. _____]

                          INTERNATIONAL COMPUTEX, INC.
                             (Name of the Issuer)

                          International CompuTex, Inc.
                                 Haim E. Dahan
                               Michael J. Galvin
                             Patricia Tuxbury Salem

                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                        (Title of Class of Securities)

                                  459337 10 1
                     (CUSIP Number of Class of Securities)

                                 Haim E. Dahan
                            Chief Executive Officer
                          International CompuTex, Inc.
                         5500 Interstate North Parkway
                                   Suite 507
                          Atlanta, Georgia 30328-4662
                                  770/953-1464

                                   COPIES TO:

                                 Henry B. Levi
                            Gambrell & Stolz, L.L.P.
                                   Suite 4300
                              303 Peachtree Street
                             Atlanta, Georgia 30308
                                 (404) 577-6000

          (Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

      This statement is filed in connection with (check the appropriate box):

(a)   /X/   The filing of solicitation materials or an information subject to
            Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the
            Securities Exchangestatement  Act of 1934.

(b)   / /   The filing of a registration statement under the Securities Act of
            1933.

(c)   / /   A tender offer.

(d)   / /   None of the above.

     Check the following box if soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

Calculation of Filing Fee

Transaction Valuation*                   Amount of Filing Fee**

     $18,190,691                              $3,638



* For purposes of calculation of fee only. This amount is based on (i) the conversion of 1,683,357 common stock, par value $0.001 per share, of International CompuTex, Inc. (the "ICI Common Stock") into the right to receive $9.50 in cash per share, and (ii) the payment of an amount, with respect to the cashless exercise of stock options, equal to $2,198,800, which is based upon the difference between the applicable exercise prices and $9.50 per share of ICI Common Stock.

** The amount of the filing fee, calculated in accordance with Rule 0-11, equals 1/50 of one percent of the transaction value.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $
                               --------

     Form or Registration No.:
                                         -------------------------
     Filing Party:
                                         -------------------------
     Date Filed:
                                         -------------------------

     This Rule 13e-3 Transaction Statement (the "Statement") relates to the Agreement and Plan of Merger (the "Merger Agreement") to be entered into by and between International CompuTex, a Georgia corporation ("ICI" or the "Company"), Information Handling Services Inc., a Delaware corporation ("IHS"), IHS ItemQuest Holdings Inc., a Delaware corporation ("Holdings") and a subsidiary of Holdings to be formed ("Merger Sub"). Holdings currently is a wholly-owned subsidiary of IHS. Holdings and Merger Sub were or shall be formed for the purpose of consummating the Merger pursuant to the Merger Agreement. A copy of the Merger Agreement is attached as Exhibit A to the proxy statement filed by the Company with the Securities and Exchange Commission contemporaneously herewith (including all exhibits thereto, the "Proxy Statement"). The Proxy Statement is attached hereto as Exhibit (d).

     The following Cross Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Proxy Statement, a copy of which is attached hereto as Exhibit (d), is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Proxy Statement.

                                 CROSS REFERENCE SHEET


ITEM IN SCHEDULE 13E-3        LOCATION IN PROXY STATEMENT
----------------------        ---------------------------

Item l(a) and (b)             Outside Front Cover Page, "SUMMARY-- Parties to
                              the Merger", "--The Special Meeting" and "THE
                              SPECIAL MEETING--Record Date; Solicitation and
                              Revocability of Proxies".

Item l(c) and (d)             "SUMMARY--Market Prices of Common Stock" and
                              "MARKET PRICES AND DIVIDENDS."

Item l(e)                     "SPECIAL FACTORS -- Background of the
                              Transaction."

Item l(f)                     Not applicable.

Item 2(a)-(d) Outside Front Cover Page; "SUMMARY--The Parties to the Merger" "--Exchange of Company Stock by the Founders and IHS for Holdings Stock," "--Ownership of Company and Holdings Immediately After the Merger;" "CERTAIN EFFECTS OF THE MERGER;" "MANAGEMENT;" and "DIRECTORS AND EXECUTIVE OFFICERS OF THE SURVIVING CORPORATION."

Item 2(e) and (f)             Negative.

Item 2(g)                     Not addressed in Proxy Statement.

Item 3(a) and (b)             Not applicable.

Item 4(a) and (b)             Outside Front Cover Page, "SUMMARY--Terms of the
                              Merger", "--Amendment of Stock Option Agreements,"
                              "--Exchange of Company Stock by the Founders and IHS for Holdings Stock," "--Ownership of Company and Holdings Immediately After the Merger,""--
                              Interests of Certain Persons in the Merger", "--
                              Certain Related Agreements";

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                              "SPECIAL FACTORS--Interests of Certain Persons in
                              the Merger"; "CERTAIN EFFECTS OF THE MERGER-- Certain Related Agreements"; "SUMMARY OF THE MERGER AGREEMENT;" "SUMMARY OF FORMATION AGREEMENT" and EXHIBIT A to the Proxy Statement.

Item 5(a) and (b)             "CERTAIN EFFECTS OF THE MERGER--Plans for the
                              Company After the Merger."

Item 5(c) "CERTAIN EFFECTS OF THE MERGER--General;" and "DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION".

Item 5(d)-(g) "CERTAIN EFFECTS OF THE MERGER--General," and "-- Plans for the Company After the Merger."

Item 6(a)-(d)                 "SUMMARY--Financing Arrangements" and "FINANCING
                              OF THE MERGER".

Item 7(a)-(d) Outside Front Cover Page, "SUMMARY--Reasons for the Merger", "--Recommendation of the Board", "-- Opinion of Financial Advisor", "--Certain Related Agreements", "--Certain Effects of the Merger", "--Certain Federal Income Tax Consequences of the Merger", "-Dissenters' Rights of Appraisal"; and "SPECIAL FACTORS-- Background of the Transaction", "--Reasons for the Merger; Recommendation of the Board of Directors", "--Purposes and Reasons of IHS, Holdings and Merger Sub for the Merger", "-- Opinion of Interstate/Johnson Lane, Financial Advisor to the Company", "--Interests of Certain Persons in the Merger"; "--CERTAIN EFFECTS OF THE MERGER--General", "--Certain Federal Income Tax Consequences of the Merger", "--Dissenters' Rights of Appraisal", and "--Certain Related Agreements."

Item 8(a) and (b)             "SUMMARY--Reasons for the Merger", "--
                              Recommendation of the Board"; "SPECIAL FACTORS--
                              Reasons for the Merger; Recommendation of the Board of Directors",

                              "--Position of IHS, Holdings and Merger Sub as to Fairness of the Merger."

Item 8(c) "SUMMARY--The Special Meeting", "--Conditions to Consummation of the Merger"; "THE SPECIAL MEETING--Quorum; Required Vote."

Item 8(d)                     "SPECIAL FACTORS--Reasons for the Merger;
                              Recommendation of the Board of Directors", and "--Opinion of Interstate/Johnson Lane, Financial Advisor to the Company."

Item 8(e) "SUMMARY--Recommendation of the Board" and "SPECIAL FACTORS--Background of the Transaction" and "--Reasons for the Merger; Recommendation of the Board of Directors."

Item 8(f)                     Not applicable.

Item 9(a)-(c) "SUMMARY--Reasons for the Merger", "--Opinion of Financial Advisor"; "SPECIAL FACTORS--Background of the Transaction", "--Reasons for the Merger; Recommendation of the Board of Directors", and "-- Opinion of Interstate/Johnson Lane, Financial Advisor to the Company"; and EXHIBIT C to the Proxy Statement.

Item 10(a) "SUMMARY--Interests of Certain Persons in the Merger"; "SPECIAL FACTORS--Interests of Certain Persons in the Merger"; "CERTAIN EFFECTS OF THE MERGER--General," "--Certain Related Agreements"; and "SPECIAL FACTORS--Interests of Certain Persons in the Merger".

Item 10(b)                    Not applicable.

Item 11 "SUMMARY--The Special Meeting", "--Certain Related Agreements"; "THE SPECIAL MEETING--Quorum; Required Vote"; "SPECIAL FACTORS--Interests of Certain Persons in the

                              Merger"; "CERTAIN EFFECTS OF THE MERGER--Certain Related Agreements"; and Exhibits (c)(1), (c)(2),
                              (c)(3), (c)(4), (c)(5), (c)(6) and (c)(7)
                              separately included herewith.

Item 12(a) and (b)            "SUMMARY--The Special Meeting", "--Recommendation
                              of the Board"; "THE SPECIAL MEETING--Quorum;
                              Required Vote"; "SPECIAL FACTORS--Reasons for the
                              Merger; Recommendation of the Board of Directors", and "--Interests of Certain Persons in the Merger."

Item 13(a) "SUMMARY--Dissenters' Rights of Appraisal" and "CERTAIN EFFECTS OF THE MERGER --Dissenters' Rights of Appraisal."

Item 13(b)                    Not applicable.

Item 13(c)                    Not applicable.

Item 14(a) "SELECTED HISTORICAL FINANCIAL INFORMATION" and the financial statements and notes thereto of the Company attached as Appendix F to the Proxy Statement.

Item 14(b)                    Not applicable.

Item 15(a)--(b) "THE SPECIAL MEETING--Record Date; Solicitation and Revocability of Proxies."

Item 16 Copies of each of the Proxy Statement and Notice of Special Meeting of Stockholders are separately included herewith as Exhibit (d).

Item 17(a)                    Not applicable.

Item 17(b)-(e)                Separately included herewith as Exhibits.

Item 17(f)                    Not applicable.

ITEM 1.  ISSUER AND CLASS OF SECURITIES SUBJECT TO THE TRANSACTION.

     (a) and (b) The information set forth on the Outside Front Cover Page and in "SUMMARY--Parties to the Merger," "--The Special Meeting;" and "THE SPECIAL MEETING--Record Date; Solicitation and Revocability of Proxies" of the Proxy Statement is incorporated herein by reference.

     (c) and (d) The information set forth in "SUMMARY--Market Prices of Common Stock" and "MARKET PRICES AND DIVIDENDS" of the Proxy Statement is incorporated herein by reference.

     (e) The information set forth in "SPECIAL FACTORS--Background of the Transaction" of the Proxy Statement is incorporated herein by reference.

     (f)  Not applicable.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) This Statement is being filed by the Company, which is the issuer of the ICI Common Stock, the class of equity securities to which this Statement relates, and Haim E. Dahan, Michael J. Galvin and Patricia Tuxbury Salem (collectively the "Filing Persons"). The information set forth on the Outside Front Cover Page and in "SUMMARY--Parties to the Merger", "--Exchange of Company Stock by the Founders and IHS for Holdings Stock," "--Ownership of Company and Holdings Immediately After the Merger;" "CERTAIN EFFECTS OF THE MERGER;" "MANAGEMENT;" and "DIRECTORS AND EXECUTIVE OFFICERS OF THE SURVIVING CORPORATION" of the Proxy Statement is incorporated herein by reference.

     (e) and (f) During the last five years, none of the Filing Persons, nor to the best of their knowledge any of the officers, directors, control persons or general partners of the Filing Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) Except for Haim E. Dahan, who is a citizen of the State of Israel, each of the Filing Persons is a citizen of the United States or incorporated as a U.S. corporation.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) and (b)  Not applicable.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) and (b) The information set forth on the Outside Front Cover Page and in "SUMMARY--Terms of the Merger", "--Interests of Certain Persons in the Merger", "--Certain Related Agreements"; "SPECIAL FACTORS--Interests of Certain Persons in the Merger"; "CERTAIN EFFECTS OF THE MERGER"--Certain Related Agreements"; "SUMMARY OF THE MERGER AGREEMENT"; "SUMMARY OF FORMATION AGREEMENT;" and EXHIBIT A of the Proxy Statement is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) and (b) The information set forth in "CERTAIN EFFECTS OF THE MERGER-- Plans for the Company After the Merger" of the Proxy Statement is incorporated herein by reference.

     (c) The information set forth in "CERTAIN EFFECTS OF THE MERGER--General" and "DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION" of the Proxy Statement is incorporated herein by reference.

     (d)-(g) The information set forth in "CERTAIN EFFECTS OF THE MERGER-- General," and "--Plans for the Company After the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(d) The information set forth in "SUMMARY--Financing Arrangements" and "FINANCING OF THE MERGER" of the Proxy Statement is incorporated herein by reference.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a)-(d) The information set forth on the Outside Front Cover Page and in "SUMMARY--Reasons for the Merger", "--Recommendation of the Board", "--Opinion of Financial Advisor", "--Certain Related Agreements", "--Certain Effects of the Merger", "--Certain Federal Income Tax Consequences of the Merger", "-- Dissenters' Rights of Appraisal"; and "SPECIAL FACTORS--Background of the Transaction", "--Reasons for the Merger; Recommendation of the Board of Directors", "--Purposes and Reasons of IHS, Holdings and Merger Sub for the Merger", "--Opinion of Interstate/Johnson Lane, Financial Advisor to the Company", "--Interests of Certain Persons in the Merger"; "CERTAIN EFFECTS OF THE MERGER--General", "--Certain Federal Income Tax Consequences of the Merger", and "--Dissenters' Rights of Appraisal" and "--Certain Related Agreements" of the Proxy Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a)-(b) The information set forth in "SUMMARY--Reasons for the Merger", "--Recommendation of the Board" and "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors" of the Proxy Statement is incorporated herein by reference.

     (c) The information set forth in "SUMMARY--The Special Meeting", "--Conditions to Consummation of the Merger"; and "THE SPECIAL MEETING--Quorum; Required Vote" of the Proxy Statement is incorporated herein by reference.

     (d) The information set forth in "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors", and "-- Opinion of Interstate/Johnson Lane, Financial Advisor to the Company" of the Proxy Statement is incorporated herein by reference.

     (e) The information set forth in "SPECIAL FACTORS--Background of the Transaction" and "--Reasons for the Merger; Recommendation of the Board of Directors" of the Proxy Statement is incorporated herein by reference.

     (f)  Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c) The information set forth in "SUMMARY-Reasons for the Merger", "--Opinion of Financial Advisor"; "SPECIAL FACTORS-- Background of the Transaction", "--Reasons for the Merger; Recommendation of the Board of Directors", "--Opinion of Interstate/Johnson Lane, Financial Advisor to the Company" and EXHIBIT C of the Proxy Statement is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The information set forth in "SUMMARY--Interests of Certain Persons in the Merger", "SPECIAL FACTORS--Interests of Certain Persons in the Merger"; "CERTAIN EFFECTS OF THE MERGER-General," "--Certain Related Agreements" and "SPECIAL FACTORS--Interests of Certain Persons in the Merger" of the Proxy Statement is incorporated herein by reference.

     (b)  Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "SUMMARY--The Special Meeting," "--Certain Related Agreements;" "SPECIAL MEETING--Quorum; Required Votes;" "SPECIAL FACTORS--Interests of Certain Persons in the Merger" and "CERTAIN EFFECTS OF THE
MERGER--Certain Related Agreements" of the Proxy Statement is incorporated herein by reference. See also Exhibits (c)(1), (c)(2), (c)(3), (c)(4), (c)(5),
(c)(6) and (c)(7) attached hereto.

ITEM 12. PRESENT INTENTION AND RECOMMENDATIONS OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) and (b) The information set forth in "SUMMARY--The Special Meeting", "--Recommendation of the Board"; "THE SPECIAL MEETING--Quorum; Required Vote"; "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors", and "-- Interests of Certain Persons in the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in "SUMMARY-Dissenters' Rights of Appraisal" and "CERTAIN EFFECTS OF THE MERGER-Dissenters' Rights of Appraisal" of the Proxy Statement is incorporated herein by reference.

     (b)  Not applicable.

     (c)  Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

     (a) The information set forth in "SELECTED HISTORICAL FINANCIAL INFORMATION" and the financial statements and notes thereto of the Company attached as Appendix F of the Proxy Statement is incorporated herein by reference.

     (b)   Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) and (b) The information set forth in "THE SPECIAL MEETING--Record Date; Solicitation and Revocability of Proxies" of the Proxy Statement is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     Additional information concerning the Merger is set forth in the preliminary copies of each of the Proxy Statement and Notice of Special Meeting of Stockholders which are attached hereto as Exhibit (d).

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)  No applicable documents.

     (b)  Fairness Opinion, dated January 8, 1999, delivered by
Interstate/Johnson Lane Corporation (filed herewith as Exhibit C to the Proxy Statement, which is filed as Exhibit (d) hereto).

     (c)(1) Merger Agreement (filed herewith as Exhibit A to the Proxy Statement, which is filed as Exhibit (d) hereto).

     (c)(2) Formation Agreement, dated as of January 10, 1999 among
IHS, Holdings and certain shareholders of the Company, incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on January 13, 1999.

     (c)(3) Stockholders' Agreement to be executed by and among IHS, Haim E. Dahan, Michael J. Galvin, Patricia Tuxbury Salem, James L. McAlarney, III and Peter W. Jeng, attached as Exhibit G to Formation Agreement.

     (c)(4) Services Agreement to be executed between the Company and IHS, attached as Exhibit F to Formation Agreement.

     (c)(5) Sales Agreement to be executed between the Company and IHS.

     (c)(6) Employment Agreements to be executed between the Company and:

          (i)       Haim E. Dahan (attached as Exhibit A to Formation Agreement)

          (ii)      Michael J. Galvin (attached as Exhibit B to Formation
                    Agreement)

          (iii) Patricia Tuxbury Salem (attached as Exhibit E to Formation Agreement)

     (c)(7) Option Amendment Agreement to be executed between the Company and certain employees relating to employee stock options, attached as Exhibit D to Formation Agreement)

     (d) Copies of each of the Preliminary Proxy Statement of the Company and Notice of Special Meeting of Stockholders.

     (e) Sections 14-2-1301 et seq. of the Georgia Business Corporation Code (filed herewith as Exhibit B to the Proxy Statement, which is filed as Exhibit
(d) hereto).

     (f)  No applicable documents.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 15, 1999             INTERNATIONAL COMPUTEX, INC.

                                    By:


                                    /s/ Haim E. Dahan
                                    -----------------------------------------
                                    Haim E. Dahan
                                    President and Chief Executive Officer

                                   SIGNATURE

     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 15, 1999            /s/ Haim E. Dahan
                                    -------------------------------------------
                                    HAIM E. DAHAN


        January 15, 1999            /s/ Michael J. Galvin
                                    -------------------------------------------
                                    MICHAEL J. GALVIN


        January 15, 1999            /s/ Patricia Tuxbury Salem
                                    -------------------------------------------
                                    PATRICIA TUXBURY SALEM

                                 EXHIBIT INDEX

DESCRIPTION                                                                 PAGE

     (b) Fairness Opinion, dated January 8, 1999, delivered by
Interstate/Johnson Lane Corporation (filed herewith as Exhibit
C to the Proxy Statement, which is filed as Exhibit (d) hereto).

     (c)(1) Merger Agreement (filed herewith as Exhibit A to the
Proxy Statement, which is filed as Exhibit (d) hereto).

     (c)(2) Formation Agreement, dated as of January 10, 1999 among
IHS, Holdings and certain shareholders of the Company, incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on January 13, 1999.

     (c)(3) Stockholders' Agreement to be executed by and among IHS, Haim E. Dahan, Michael J. Galvin, Patricia Tuxbury Salem, James L. McAlarney, III and Peter W. Jeng, attached as Exhibit G to Formation Agreement.

     (c)(4) Services Agreement to be executed between the Company and IHS, attached as Exhibit F to Formation Agreement.

     (c)(5) Sales Agreement to be executed between the Company and IHS.

     (c)(6) Employment Agreements to be executed between the Company and:

          (i)       Haim E. Dahan (attached as Exhibit A to Formation
                    Agreement)

          (ii)      Michael J. Galvin (attached as Exhibit B to Formation
                    Agreement)

          (iii) Patricia Tuxbury Salem (attached as Exhibit E to Formation Agreement)

     (c)(7) Option Amendment Agreement to be executed between the Company and certain employees relating to employee stock options, attached as Exhibit D to Formation Agreement)

     (d) Copies of each of the Preliminary Proxy Statement of the Company and Notice of Special Meeting of Stockholders.

     (e)  Sections 14-2-1301 et seq. of the Georgia Business
Corporation Code (filed herewith as Exhibit B to the Proxy Statement, which is filed as Exhibit (d) hereto).